EXHIBIT 99.1

Equinox Gold and Leagold Receive Mexican Anti-trust Approval

VANCOUVER, March 2, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") and Leagold Mining Corporation (TSX: LMC, OTCQX: LMCNF) ("Leagold") are pleased to announce the receipt of the clearance decision from the Comisión Federal de Competencia Económica ("COFECE") with respect to the pending merger between Equinox Gold and Leagold. COFECE approval was the final government agency approval required before completing the merger, which is anticipated to occur in the second week of March.

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly owned gold mines. The Company is producing gold from its Mesquite gold mine in California and its Aurizona gold mine in Brazil and is constructing its Castle Mountain gold mine in California with the target of pouring gold in Q3-2020. Equinox Gold is listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com.

About Leagold

Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico. Leagold is listed on the TSX under the trading symbol LMC and trades on the OTCQX market as LMCNF. For more information please visit www.leagold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding Equinox Gold and Leagold's current expectations of the officers and directors of Equinox Gold and Leagold (the "Companies") with respect to the timing of closing. When used in this news release, words such as "anticipate" are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the merger between Equinox Gold and Leagold and the satisfaction of the conditions precedent to complete the merger. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in the joint information circular for the merger dated December 20, 2019 and in Equinox Gold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and Leagold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold and Leagold assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Leagold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/02/c5034.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com; Leagold Contacts, Neil Woodyer, CEO, Meghan Brown, Vice President, Investor Relations, Tel: +1-604-398-4525, Email: mbrown@leagold.com

CO: Equinox Gold Corp.

CNW 07:00e 02-MAR-20